Perception Capital Corp. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

October 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Taylor Beech and Dietrich King

Re:	Perception Capital Corp. II Registration Statement on Form S-1 File No. 333-255107

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perception Capital Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 27, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Gregg A. Noel, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (650) 470-4540, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Rick Gaenzle
Rick Gaenzle
Chief Executive Officer